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# TARO PHARMACEUTICAL INDUSTRIES LTD.

**Proxy for Annual General Meeting of Shareholders on December 24, 2015**

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS**

The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the "Company") hereby appoints each of Myla Kaplan, Anat Edrey and Avi Avramoff, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders (the "Annual General Meeting") of the Company to be held on Monday, December 24, 2015, at 10:00 a.m. Israel time at the offices of Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, Gallery Floor, Ramat Gan, Israel, and all adjournments and postponements thereof.

**IF NO DIRECTIONS ARE INDICATED THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED AS RECOMMENDED BY THE COMPANY'S BOARD OF DIRECTORS.**

**(Continued and to be signed on the reverse side.)**

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

# TARO PHARMACEUTICAL INDUSTRIES LTD.

**December 24, 2015**

**GO GREEN**

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**:
The Notice of Meeting, proxy statement and proxy card are available at www.taro.com

## Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00003333330000000000 3 122415

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.**
**PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE** ☒

1. To re-elect to the Company's Board of Directors each of the following directors to serve for a one year term until the close of the next annual general meeting:

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| Dilip Shanghvi | ☐ | ☐ | ☐ |
| Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram) | ☐ | ☐ | ☐ |
| Sudhir Valia | ☐ | ☐ | ☐ |
| James Kedrowski | ☐ | ☐ | ☐ |
| Dov Pekelman | ☐ | ☐ | ☐ |

2. To re-appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company's independent auditors for the fiscal year ending March 31, 2016 and until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors. ☐ ☐ ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

**Note:** Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

# TARO PHARMACEUTICAL INDUSTRIES LTD.

**December 24, 2015**

## PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

**TELEPHONE** - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 3:00 a.m. EST, on December 23, 2015.

**MAIL** - Sign, date and mail your proxy card in the envelope provided as soon as possible.

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

| | |
|---|---|
| COMPANY NUMBER | |
| ACCOUNT NUMBER | |
| | |

**NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL**: The Notice of Meeting, proxy statement and proxy card are available at www.taro.com

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

00003333330000000000 3 122415

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| 1. To re-elect to the Company's Board of Directors each of the following directors to serve for a one year term until the close of the next annual general meeting: | | | |
| Dilip Shanghvi | ☐ | ☐ | ☐ |
| Subramanian Kalyanasundaram (known in industry circles as Kal Sundaram) | ☐ | ☐ | ☐ |
| Sudhir Valia | ☐ | ☐ | ☐ |
| James Kedrowski | ☐ | ☐ | ☐ |
| Dov Pekelman | ☐ | ☐ | ☐ |
| 2. To re-appoint Ziv Haft Certified Public Accountants (Israel), a BDO member firm, as the Company's independent auditors for the fiscal year ending March 31, 2016 and until the close of the next annual general meeting of the shareholders of the Company, and to authorize their remuneration to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors. | ☐ | ☐ | ☐ |

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.